

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 7, 2016

<u>Via E-mail</u>
Mr. Timothy P. Walbert
President, Chief Executive Officer and Chairman
Horizon Pharma PLC
Connaught House, 1st Floor
1 Burlington Road
Dublin 4, Ireland

Re: Horizon Pharma PLC
         Form 10-K for the Fiscal Year Ended December 31, 2014
         Filed February 27, 2015
         File No. 001-35238

Dear Mr. Walbert:

        We have reviewed your December 7, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to the comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2015 letter.

<u>Critical Accounting Policies and Significant Judgments and Estimates</u>
<u>Revenue Recognition, page 108</u>

1. Please provide us proposed disclosure to be included in future periodic reports that separately quantifies your co-pay assistance activity in your tabular disclosure on page 111. In addition, within your discussion of results of operations for the period-to-period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction in gross revenue (e.g. co-pay assistance, product returns, Government rebates and chargebacks), including the effect that changes in your estimates of these items had on your revenues and operations.

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-10

2. We acknowledge your response to our prior comment. Please tell us how you had the ability to reasonably and reliably estimate the co-pay assistance at the beginning of the PME program, considering the novelty of this program as described in your 2013 Form 10-K.

You may contact Frank Wyman, Senior Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance